Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                      May 17, 2006

VIA EDGAR

Mr. Chad Eskildsen
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

           Re:    Fairholme Funds, Inc.
                  File Nos. 333-88517 and 811-09607
                  ---------------------------------

Dear Mr. Eskildsen:

     This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the annual report of Fairholme Funds, Inc. (the "Company") filed on Form N-CSR on January 31, 2006 and to the quarterly schedule of portfolio holdings of the Company filed on Form N-Q on April 27, 2006, as provided orally to Paul Miller and me on May 15, 2006. The Staff's comments and Company's responses are set forth below.

Comment: The certifications of the principal officers included with the Form N-CSR filed on January 31, 2006 and the Form N-Q filed on April 27, 2006 do not reflect the most up-to-date form of the prescribed certifications. Please amend those filings to include the required certifications.

Response:         The Company has amended the specified filings to include the required certifications. The amended filings were made on May
                  17, 2006.

Comment: Prospectively, in the section of the annual report titled, "Approval of Investment Advisory Agreement," please include disclosure that addresses the conclusions the Board reached with respect to the profitability of the Fund (i.e., the sole series of the Company) to the Fund's investment adviser.

Response:         The Company will include disclosure in future annual reports filed on Form N-CSR addressing the conclusions the Board reached with respect to the profitability of the Fund to the Fund's investment adviser.

Comment: Prospectively, in the section of the annual report titled, "Approval of Investment Advisory Agreement," please include disclosure discussing whether the Board in considering the approval of the Fund's investment advisory agreement evaluated and contrasted the services the Adviser provides and the fees the Adviser charges its other clients under its advisory contracts with such clients. If the Board relied upon such comparisons, describe the comparisons that were relied on and how they assisted the Board in concluding that the Fund's advisory agreement should be approved. If such comparisons were not relied on, please provide a statement to that effect and include a general statement as to why such comparisons were not made or evaluated.

Response:         The Company will include the requested disclosure in future annual reports filed on Form N-CSR.

                                     * * *

     We hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

                                                Sincerely,


                                               /s/ Michelle C. Roberts
                                                   ----------------------
                                                   Michelle C. Roberts

cc:      Keith D. Trauner
         Kathryn Battistella

SK 22146 0003 669944